UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 7 March, 2012

ASX & MEDIA RELEASE
7 MARCH, 2012

MARSHALL EDWARDS SUBMITS INVESTIGATIONAL NEW DRUG APPLICATION FOR ONCOLOGY DRUG CANDIDATE ME-344

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement:

San Diego – 6 March, 2012 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that it has submitted an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) to initiate clinical testing for oncology drug candidate ME-344, the company’s lead mitochondrial inhibitor.

“I am extremely proud of our clinical operations and pre-clinical research teams in reaching this important milestone, less than seven months since our IND for ME-143 was approved by the FDA to begin clinical testing,” said Daniel P Gold PhD, President and Chief Executive Officer of Marshall Edwards.  “We are prepared to initiate a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours immediately following approval by the FDA.”

Marshall Edwards also announced that it has commenced dosing of the fourth cohort in its Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours.  The company expects to collect final safety and pharmacokinetic data from this trial by June.

“We continue to execute on the clinical development plan we set forth for our two most promising drug candidates,” said Robert Mass MD, Chief Medical Officer of Marshall Edwards.  “Now, as we await approval of our IND for ME-344 and near the completion of enrolment in our Phase I clinical trial of ME-143, we are diligently preparing for our Phase II trials.”

Marshall Edwards owns exclusive worldwide rights to all of its drug candidates, including ME-143 and ME-344.

About ME-344

ME-344 is Marshall Edwards’ lead mitochondrial inhibitor and an active metabolite of NV-128, a first-generation compound.  Treatment of tumour cells with the company’s mitochondrial inhibitor compounds induces a rapid loss of cellular energy and leads to the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways.  In April 2011, Ayesha Alvero MD, Department of Obstetrics, Gynecology and Reproductive Sciences at Yale University School of Medicine, presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells.  These results were later published in the August, 2011 issue of Molecular Cancer Therapeutics.  In additional pre-clinical studies, ME-344 has demonstrated far superior anti-tumour activity against a broad range of human cancer cell lines compared to NV-128.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism.  The company’s lead drug candidates, ME-143 and ME-344, have been shown to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  Marshall Edwards initiated a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumours in September, 2011 and expects to collect final safety and pharmacokinetic data from the trial by June, 2012.  The company submitted an Investigational New Drug application for ME-344 in March, 2012 and plans to initiate a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours following approval by the FDA. For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.